Exhibit 99.1

Golden Star Reports Update on Drilling Programs at Wassa

Up-dip exploration target continues to expand, and Upper Mine drilling confirms higher grade mineralization

TORONTO, Oct. 27, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS0 (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce an update on the continued drilling programs within its Wassa mining concession in Ghana, where there are currently three surface diamond drill rigs working.  Two of the surface rigs continue to test the up and down dip extensions of the current and planned reserve infrastructure and the third rig is infill drilling the Panel 3, B-Shoot upper area ("Upper Mine") (within mineral reserve) ahead of planned development in 2023.

HIGHLIGHTS:

•	Up-Dip Drilling - Two drill holes were collared 50 metres ("m") north and south of the initial up-dip extension hole BSDD20-003 which intercepted 20.9m at 6.9 grams per tonne ("g/t") and successfully extended the B-Shoot structure 125m up-dip.
•	BSDD21-010, drilled 50m to the south of BSDD20-003, intersected 19.0m at 4.6 g/t
•	BSDD21-013, drilled ~ 50m to the north, intersected numerous zones of mineralization including 4.1m grading 7.9 g/t, 12.1m grading 4.8 g/t, 3.0m grading 8.5 g/t and 4.3m grading 11.0 g/t
•	The expedited drilling of this up-dip target is therefore quickly delivering an expansion of the B-Shoot structure adjacent to planned reserve infrastructure
•	Down-Dip Drilling - A previously unknown hanging wall zone has been identified in some of the holes targeting down-dip mineralization, with the best intersection coming from BSDD21-015M which intersected 9.1m grading 4.5 g/t.
•	Near-Mine Drilling - Testing below the old SAK open pits has also intersected a significant zone which will require further follow up. SAKDD21-004 intersected 8.3m grading 4.2 g/t.
•	Upper Mine Infill - Infill definition drilling has confirmed the presence of higher-grade mineralization. BSU21-829-01 intersected 12.1m grading 9.0 g/t and BSU21-820-03 returning 17.1m grading 8.8 g/t. These results show grades higher than reserve grade for this area.
•	2021 Mineral Resource Update - The results of the 2021 exploration and infill drilling program will be included in the 2021 year end mineral resource update that is expected to be completed in Q1 2022. Some of the targets are expected to be assessed for inclusion in the mineral reserve.

Andrew Wray, President and Chief Executive Officer of Golden Star, commented:
"We are pleased to report positive progress being made on the drilling programs as part of the exploration and infill drilling initiatives. The exploration team has moved quickly to follow up on the recent up-dip and down-dip drilling success with further drilling to test the continuity of a new up-dip zone. Drilling in Q3 2021 was aimed at further testing of this target with the ambition of delineating a resource in the 2021 year-end resource update.

The mine geology team has also made positive progress with the infill drilling of the Upper Mine resource area. The confirmation of a higher-grade zone within this reserve area further focusses our attention on the drilling and development of this new production area, with the aim of advancing development from 2023."

Table 1: Up-Dip and Down-Dip Significant Drilling Results Q3 2021

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~True Width (m)	Grade Au (g/t)	Drilling Objective
BSDD21-009D2	84.1	-59.4	586.7	602.0	15.3	13.2	2.08	Down dip
BSDD21-009D2	Including		586.7	593.5	6.8	5.9	3.33	Down dip
BSDD21-010	92.5	-52.5	487.0	507.0	20.0	19.0	4.60	Updip
BSDD21-010	Including		487.0	491.0	4.0	3.8	14.20	Updip
BSDD21-011M	96.8	-57.5	181.0	195.0	14.0	13.9	2.01	Down dip
BSDD21-011M	Including		181.0	184.0	3.0	3.0	4.74	Down dip
BSDD21-013	93.3	-61.3	236.0	241.0	5.0	4.1	7.87	Updip
BSDD21-013	94.0	-60.6	394.9	410.0	15.1	12.1	4.83	Updip
BSDD21-013	Including		394.9	399.0	4.1	3.3	14.81	Updip
BSDD21-013	90.5	-60.5	527.0	531.0	4.0	3.0	8.51	Updip
BSDD21-013	89.2	-59.4	572.0	577.2	5.2	4.3	10.95	Updip
BSDD21-013	86.1	-60.3	656.0	664.0	8.0	5.0	5.21	Updip
BSDD21-015M	90.5	-52.5	259.0	272.5	13.5	9.1	4.47	Down dip
BSDD21-015M	Including		264.0	270.0	6.0	4.1	8.62	Down dip

Figure 1 - Wassa Plan View showing the 2021 Near mine and Up - Down Dip Drilling (CNW Group/Golden Star Resources Ltd.)

Wassa Up and Down-Dip Resource extension drilling

The Wassa up and down-dip drilling for Q3 2021 involved three rigs drilling nine holes totalling 6,288m to bring the 2021 total drill metres to 17,463m for this program.  The drilling has been successful in expanding the known mineralization both up and down-dip of the existing and planned reserve infrastructure.

Down-Dip Drilling: Some of the earlier down-dip intersections have now been followed up with drilling from underground platforms as part of the ongoing infill drilling program. It is expected that this is now drilled to a resolution sufficient to be included in the 2021 year-end mineral resource update and be available to assess for inclusion in the mineral reserve:

•	Surface drilling - During Q3 2021, the surface drilling program included BSDD21-015M which intersected 9.1m grading 4.5 g/t in a newly identified hanging wall zone.
•	Underground drilling - BSDD20-005M from the 2020 surface drilling program on section 19600 N, intersected 18.1m grading 3.6 g/t and has now been followed by underground drilling which has extended this zone to the north and south 125m and 50m, respectively. Most of the down-dip intersections from the 2020 and 2021 surface drilling will now be tested from underground. The last 2021 down-dip directional diamond drill hole is in progress and is testing the Northern up-plunge extension of the deeper mineralization, following up on a significant intersection in BS18DD308D2 which cut 18.4m grading 6.3 g/t.

Up-Dip Drilling: The up-dip drilling continues to focus on following up on the intersection drilled in BSDD20-003 on section 19200N, which extended the mineralization 125m up-dip cutting 20.9m grading 6.9 g/t.  Several holes have been drilled 50m north and south of this intersection and both have confirmed the strike extent of this zone, with the following highlights:

•	BSDD21-010 drilled 50m to the south on section 19150N which intersected an estimated true width of 19.0m at a grade of 4.6 g/t.
•	The hole drilled 50m to the north on section 19250N, BSDD21-013, intersected numerous significant zones (see Table 1), of which the zone from 527m to 531m, grading 8.5 g/t may be correlated with BSDD20-003.

The 2021 up-dip drilling is drawing to a close, with the results expected to be included in the year-end mineral resource update.  Should this drilling and subsequent drilling in this area delineate significant mineralization, it will open a new mining area above and to the east of the current mining infrastructure.

Figure 2 - Wassa Long section showing 2020-21 Up and Down Dip drilling (CNW Group/Golden Star Resources Ltd.)

Figure 3 - Wassa Up Dip Drilling 19150N (CNW Group/Golden Star Resources Ltd.)

Figure 4 - Wassa Up Dip Drilling 19250N (CNW Group/Golden Star Resources Ltd.)

Wassa Near-Mine Surface Exploration Drilling

Table 2: Wassa Near-Mine Drilling Results Q3 2021

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~True Width (m)	Grade Au (g/t)	Drilling Objective
DMHDD21-001	242.0	-49.9	125.0	130.0	5.0	4.8	1.45	Down Dip Extension
DMHDD21-001	242.6	-48.6	169.0	171.8	2.8	2.8	2.70	Down Dip Extension
DMHDD21-002	235.8	-49.3	156.6	159.0	2.4	2.4	1.42	Down Dip Extension
DMHDD21-002	235.9	-48.8	171.0	173.4	2.4	2.4	2.41	Down Dip Extension
SAKDD21-004	268.8	-39.7	292.5	295.5	3.0	2.9	1.66	Down Dip Extension
SAKDD21-004	271.4	-39.5	394.0	403.0	9.0	8.3	4.22	Down Dip Extension
SAKDD21-004	Including		399.0	403.0	4.0	3.7	6.74	Down Dip Extension
SAKDD21-005	275.1	-51.0	444.0	448.0	4.0	3.7	1.58	Down Dip Extension
SAKDD21-005	277.2	-50.3	514.0	515.5	1.5	1.3	2.83	Down Dip Extension

The Wassa near-mine exploration focused on wide spaced drilling to test down-dip extensions of mineralization beneath several of the historical open pits within the Wassa mining concession, outside of the Main Wassa trend.  Nine holes were completed in 2021, totaling 3,457m.

Most of the holes intersected down-dip extensions of mineralization where projected.  The SAK drilling returned a significant intersection that will require further follow-up. SAKDD21-004, which was drilled on the most southerly of the tested sections, intersected 8.3m grading 4.2 g/t.

Figure 5 - SAK Section 18675 N (CNW Group/Golden Star Resources Ltd.)

Wassa Upper Mine Surface Resource Definition Drilling
The Wassa Upper Mine resource definition drilling commenced in Q3 2021 and focussed on infill drilling the western side of the Upper Mine - B-Shoot area (as shown in figure 6 below). The Upper Mine was previously included in an open pit push back and is now slated for underground mining, as outlined in the NI 43-101 "Technical Report on the Wassa Gold Mine, Mineral Resource & Mineral Reserve Update and Preliminary Economic Assessment of the Southern Extension Zone", filed by the Company on March 1, 2021. All of the target mineralization is currently classified as an indicated resource, therefore the infill drilling is intended to better refine the position of the underground development, from which further tight spaced grade control drilling can be conducted prior to final stope design and mining.

To date results have been received for three holes, confirming the presence of higher grade mineralization in this area, with better than expected widths and grades in some cases:

•	BSU21-820-01 returning 12.1m grading 9.0 g/t
•	BSU21-820-03 intersecting 17.1m at a grade of 8.8 g/t
•	These results show grades higher than reserve grade for this area

Drilling in this area will continue for the rest of 2021 and the results will be included in the year-end mineral resource and reserve updates.

Table 3: Wassa Upper Mine Drilling Results Q3 2021

Figure 6 - Wassa West Upper Mine Surface Drilling (CNW Group/Golden Star Resources Ltd.)

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~True Width (m)	Grade Au (g/t)	Drilling Objective
BSU21-820-01	89.4	-61.4	229.9	242.0	12.1	12.1	8.97	Resource Definition
BSU21-820-01	Including		233.0	237.0	4.0	4.0	24.21	Resource Definition
BSU21-820-02	87.0	-57.9	214.3	222.1	7.8	7.5	1.11	Resource Definition
BSU21-820-02	86.8	-60.2	238.0	244.0	6.0	6.0	0.88	Resource Definition
BSU21-820-02	84.9	-61.6	259.0	261.8	2.8	2.8	2.84	Resource Definition
BSU21-820-03	90.5	-52.5	187.0	204.2	17.2	17.1	8.81	Resource Definition
BSU21-820-03	Including		187.0	193.0	6.0	6.0	23.05	Resource Definition
BSU21-820-03	91.0	-53.3	230.9	234.0	3.1	3.1	2.04	Resource Definition
BSU21-820-03	90.8	-53.5	245.0	248.0	3.0	3.0	7.75	Resource Definition

A full dataset for the 2021 drilling results is available on the exploration section of the Company website via the following link https://s1.q4cdn.com/789791377/files/doc_downloads/exploration/Wassa-2021-Intersection-data-V2.pdf

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information
Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: pursuing development and drilling activities at Wassa; the ability to refine the position of the underground development through infill drilling; the completion of the reserve and resource update, and timing thereof; the ability to open new mining areas in the Wassa concession and the timing thereof; the completion of the Company's exploration programs for the full year 2021 and the timing thereof; and the potential impact of the COVID-19 pandemic on the Company's operations and the ability to mitigate such impact. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", "approximately" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2020, the three months ended June 30, 2021 and in our annual information form for the year ended December 31, 2020 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Technical Information

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Wassa drilling stated herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one metre intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at Intertek Laboratories in Tarkwa, which are independent from Golden Star, using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

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SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 27-OCT-21